Exhibit 16

James E. Slayton, CPA

2858 WEST MARKET STREET
SUITE C
FAIRLAWN, OHIO 44333
1-330-864-3553

Securities and Exchange Commission	April 23, 2001
Washington, D.C. 20549

Dear madam/sir,

I have been notified that I have been replaced as the accountant for Fineline Properties.com, Inc. (the Company). I previously reported on the Company's financial statements for the period ending December 31, 1998. My resignation was on or about January 16, 2001.

I have read the Company's statements contained in the amended Form 8-K and agree with them except that I am not in a position to agree with the Company's statement that the change was approved by the Audit Committee of the Board of Directors, also I am not in a position to disagree or agree with the changes in disclosure made by the current auditor or that Malcolm Pollard, CPA was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304 (a)(2).

Sincerely,

/s/ JAMES E. SLAYTON

James E. Slayton